Exhibit 21.1
Vonage Holdings Corp.
List of Subsidiaries

Name	Jurisdiction of Incorporation

Vonage America Inc.	Delaware

Vonage Marketing LLC	Delaware

Vonage Network LLC	Delaware

Intellectual Property Asset Management, LLC	Delaware

Novega Venture Partners, Inc.	Delaware

Vonage Business Solutions, Inc.	Delaware

Aptela Holding Company, Inc.	Delaware

Mobile PBX Apps LLC	Delaware

Aptela, Inc.	Delaware

Vonage Worldwide Inc.	Delaware

Vonage South America Holdings Ltda.	Brazil

Vonage Brasil Telecomunicacoes S. A.	Brazil JV

Vonage International Inc.	Delaware
Vonage Canada Corp.	Nova Scotia, Canada

Vonage A/S	Denmark

Vonage B.V.	The Netherlands

Vonage Limited	United Kingdom

Vonage Singapore Pte. Ltd.	Singapore

Vonage Limited	Hong Kong

Vonage Australia Pty. Ltd.	Australia

Vonage India Private Limited	India

Vonage Applications Inc.	Delaware

Vonage Apps. Ltd.	Israel

Vonage Foundation Corp.	Delaware (Non-Profit)